EXHIBIT 5.1

                              Don A. Paradiso P.A.
           2401 East Atlantic Boulevard, Pompano Beach, Florida 33062
                     Suite 314 Washington Mutual Bank Tower
                        (954) 782-5006 Fax (954) 782-4010

Don A. Paradiso
Member, New York and Florida Bar

March 3, 2004

United States Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20949

Ladies and Gentlemen:

We have been requested by IHealth Inc., a Delaware Corporation, to furnish you with our opinion as to the matters hereinafter set forth for IHealth Inc. (the "Registrant") in connection with the registration of the Registrant's common stock (the "Shares"). In connection with my opinion I have reviewed copies of the Registrant's: (i) Certificate of Incorporation and the amendments thereto;
(ii) By-laws; (iii) minutes of Shareholders meetings; (iv) minutes of Directors meetings; (v) list of Officers and Directors; (vi) list of Shareholders; (vii) balance sheet; (viii) Certificate of Incorporation on which is endorsed the Secretary of State filing stamp and (viii) the Registration Statement on Form SB-2 under the Securities Act of 1933 (the "Registration Statement"). I have examined originals or copies identified to my satisfaction, of such other documents, records and instruments as I have deemed necessary for the purpose of this opinion. I am of the opinion that:

1. The Registrant is a corporation duly organized, validly existing and in good standing in the State of Delaware.

2. The authorized capital stock of the Registrant consists of 200 million shares of $.0001 par value common stock. All of the common shares issued to date, with the exception of 150,000 common shares discussed below, are validly issued. All of the shares issued to date are fully paid and non-assessable, and free of Liens or encumbrances held by the Registrant. The Registrant is aware of no options or legal or equitable rights of others to the shares. Of the shares issued to date, 150,000 were issued prior to a charter amendment increasing the authorized shares of the Registrant and were issued without the Registrant having sufficient authorized shares to make such issuance. The investors who purchased said 150,000 shares have waived their right to rescind the transactions and have waived any claims they may have had against the Registrant.

3. The selling stockholders of the Registrant are offering for sale 29,120,000 shares of the common stock of the Registrant, and 12,080,000 shares they may receive upon exercise of the Series A, B and C warrants. The Series A warrants are convertible into 2,416,000 shares, Series B into 6,040,000 shares, and Series C into 3,624,000. It is understood that the Shares will be sold at a price of $0.02 per share until the shares are listed on the OTC Bulletin Board or similar public market. Sales of the common stock and the underlying warrants were made to approximately 33 purchasers, prior to the time that the Registrant

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United States Securities and Exchange Commission
March 3, 2004
Page Two

had amended it's Certificate of Incorporation to allow for a sufficient number of authorized common shares. As a result, the company made a recission offer to all of the purchasing shareholders. The recission offer provided for a reaffirmation of the purchase by each purchaser, a waiver of any rights that said purchaser may have had against the Registrant and its employees as a result of the sale, a release of the Registrant and its employees, and ratification of an amendment authorizing the Registrant to increase its authorized capital common stock to 200,000,000 shares. No purchaser opted for recission. The Registrant has recovered all of the old stock certificates, and has ordered new stock certificates which will be delivered to the purchasers before January 15, 2004, containing a date of issuance after the amendment of the Certificate of Incorporation. The shares being offered by the Selling Shareholders and the Registrant will, when issued or transferred in accordance with and for the consideration set forth in the Registration Statement, be validly issued, fully paid and non-assessable, free and clear of liens, security interests, pledges, charges, claims and encumbrances of any kind known to the Registrant. None of such shares being offered by the Registrant are in escrow or subject to any voting trust or agreement and no proxy is in existence with respect to any of them.

4. There is no action, suit, proceeding, order or investigation pending or threatened against or affecting the Registrant at law or in equity or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality of which the Registrant is aware. There is no applicable local, state or federal law which would impair, restrict or delay the voting rights to the Shares being offered by the Registrant.

In rendering this opinion, I have considered the specific provisions of the laws of the State of Delaware, including the General Corporation Law and the Constitution of the State of Delaware, the statutory provisions of Delaware law, and reported judicial opinions interpreting those laws.

In rendering this opinion, I have assumed the following: (1) that each of the documents has been executed by each of the parties thereto in the same form as the forms which I have examined; (2) the genuineness of all signatures, the legal capacity of natural persons, the authenticity and accuracy of all documents submitted to me as originals, and the conformity to originals of all documents submitted to me as copies; and (3) that each of the documents has been duly and validly authorized, executed, and delivered by the party or parties thereto.

Sincerely,

/s/ Don A. Paradiso, Esq.

Don A. Paradiso PA